October 6, 2011

VIA EDGAR (Correspondence Filing)

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust (the "Registrant"), File Nos. 333-122917, 811-21720,
Preliminary Proxy Statement on behalf of Toews Hedged Emerging Markets Fund

Dear Mr. Grzeskiewicz:

On behalf of the Registrant, this letter responds to the comments you provided on September 21, 2011 to Marc Collins with respect to the Registrant's preliminary proxy statement for Toews Hedged Emerging Markets Fund (the "Fund") to solicit shareholder approval of (i) a new Management Agreement between the Registrant and the Toews Corporation, the investment adviser to the Fund (the “Adviser”) and (ii) payment of certain accrued advisory fees to the Adviser for its service to the Fund from May 14, 2011 until the new Management Agreement is approved by shareholders.  Our responses to your comments are set forth below.

Comment 1:	In the Introduction, please provide the Mailing Date and Record Date for this proxy statement.
Response:	The Registrant has amended the disclosure to include a Mailing Date of on or about October 10, 2011 and a Record Date of September 21, 2011.
Comment 2:	Under Proposal 1, under the sub-title "Background," in the third sentence please remove the word “specifically” from the phrase “did not specifically approve.”
Response:	The Registrant has amended the disclosure to omit the word “specifically” from the above-referenced sentence.
Comment 3:

Under Proposal 1, under the sub-title "Background," please explain the circumstances related to the failure to renew the Management Agreement prior to its expiration. Please provide the Staff with details regarding any remedial steps taken after discovery to ensure that such a result is less likely to recur.  Also provide the Staff with a representation that the shareholder will not have to pay any of the expenses associated with the proxy or the approval of the New Management Agreement

Response:

The Registrant has amended the disclosure to include the following sentence at the end of the paragraph:

"The Fund's administrator is generally responsible for preparing the agenda for the Board of Trustees meetings and maintaining an administrative calendar for various contract renewal deadlines.  The renewal deadline for the Initial Management Agreement was incorrectly entered on the administrative calendar.  As a result, the administrator failed to include the renewal of the Initial Management Agreement on the Board's agenda.  Since the oversight occurred, additional procedures have been implemented to prevent future scheduling errors."

As indicated in the proposed response, the Trust's administrator, in conjunction with the Trust's Chief Compliance Officer, has revised the process for reviewing agenda items for the Board Meetings and have revised the compliance calendar to ensure management agreement renewals are handled on a timely basis. The Trust’s administrator has completed an audit of all management agreements to verify the applicable expiration dates and developed a comprehensive spreadsheet to monitor all upcoming management agreement expiration and expected renewal dates.  This spreadsheet will be monitored on a continuous basis.

As indicated in the section entitled "Cost of Solicitation," the Trust's administrator, Gemini Fund Services, LLC, has agreed to pay all of the expenses of the preparation, mailing and tabulation of the proxy.

Comment 4: Response:

Under Proposal 1, in the section entitled "Information Concerning Toews Corporation," in the footnotes to the table describing the management fees, the Staff noted that the expense limitation agreement expired August 31, 2011.  Please revised the footnote to indicate the status of the expense limitation agreement for the Funds.

The expense limitation agreement has been renewed for an additional year and the footnote has been revised accordingly.

Comment 5: Response:

Under Proposal 2, please state the total fees accrued in the escrow account as of the date of filing.

The Registrant has amended the disclosure to provide the amount of the escrowed fees as of October 1, 2011.

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser